Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-157658 on Form F-3 of our report dated February 18, 2011 (July 28, 2011 as to notes 25, 27 and 29), relating to the consolidated financial statements of ArcelorMittal and subsidiaries (“ArcelorMittal”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in the composition of the reportable segments) appearing in this Report of Foreign Private Issuer on Form 6-K of ArcelorMittal dated on or about August 1, 2011.

/s/ Deloitte S.A.

Luxembourg, Grand-Duchy of Luxembourg

July 28, 2011